FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

November 27, 2006

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

PRESS RELEASE

MTS TO INSIST ON A REVIEW OF THE TERMS OF THE PUT OPTION FOR THE REMAINING 49% STAKE IN TARINO LIMITED

MOSCOW, RUSSIAN FEDERATION – NOVEMBER 27, 2006 – MTS FINANCE, A 100%-OWNED SUBSIDIARY OF MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), ADVISES THAT IT HAS RECEIVED FROM NOMIHOLD SECURITIES INC. (NOMIHOLD) A PUT NOTICE PURSUANT TO AN OPTION AGREEMENT FOR THE 49% STAKE OF TARINO LIMITED, THE INDIRECT OWNER OF BITEL LLP (BITEL), A KYRGYZ GSM MOBILE PHONE OPERATOR, AND STATES THAT IT WILL BE DEFENDING ITS RIGHTS.

As announced earlier by the Company, MTS Finance, a 100%-owned subsidiary of MTS registered in Luxembourg, acquired a 51% stake in Tarino Limited from Nomihold at the end of 2005. Tarino Limited was at that time the indirect owner, through its 100% owned subsidiaries, of Bitel. Bitel’s offices were seized by Reservspetzmet in Bishkek three days after the official announcement of the acquisition. From that moment on the owners of Tarino Limited have no control over Bitel.

At the time of the transaction between MTS and Nomihold regarding the acquisition of 51% stake in Tarino Limited and signing of the put option for the remaining stake, MTS’ actions were dictated by the fact that Tarino Limited had complete control over Bitel.

As announced in December 2005, MTS acquired a 51% stake in Tarino Limited. Tarino Limited was at that time the indirect owner, through its 100% owned subsidiaries, of Bitel.

At the end of last week MTS received a letter from Nomihold, the owner of a 49% stake of Tarino Limited, stating its intent to exercise the put option and sell its stake for $170 million to MTS.

Were Nomihold able to comply fully with its contractual and legal duties, MTS would honor its obligations under its agreement with Nomihold. However, circumstances with respect to certain Tarino subsidiaries including Bitel – the transfer of which was the basic objective of the agreement – would appear to make it impossible for Nomihold to comply with its obligations during the option period.

WWW.MTSGSM.COM

In these circumstances, the Company believes that if Nomihold insists on exercising the put option, Nomihold’s notice will be without legal basis and MTS will vigorously defend its rights.

MTS confirms that in case of a dispute regarding the exercise of the aforementioned put option, shareholders of Sistema will assist MTS in defending its rights. If the arbitrage decision does not favor MTS, shareholders of Sistema made the decision to compensate MTS for a loss in the amount of $170 million.

In spite of the received guarantees that are aimed at defending the interests of all MTS shareholders independent of the proceedings with Nomihold, the Company as always intends to employ all of its resources in defending its interests over its ownership rights over Bitel and the option agreement.

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For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 68.53 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
Name: Leonid Melamed
Title: CEO

Date: November 27, 2006